Goodwin Procter LLP

Counselors at Law

Exchange Place

Boston, MA 02109

T: 617.570.1000

F: 617.523.1231

August 28, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Tara Keating Brooks

Re:                             Voyager Therapeutics, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted July 21, 2015
CIK No. 0001640266

Dear Ms. Brooks:

This letter is submitted on behalf of Voyager Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on July 21, 2015 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated July 28, 2015 addressed to Steven M. Paul, M.D., President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting the Registration Statement on Form S-1 (“Registration Statement”), which includes changes to the Draft Registration Statement in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

1.                                      We refer to your response to prior comment 1. We also note your disclosure in the third paragraph, “….a baculovirus AAV production system, a system for manufacturing AAV vectors that uses viruses from the baculoviridae family, which we use and have continued to improve upon.” Please revise this disclosure to explain in layman’s terms the meaning or significance of the baculoviridae family to facilitate an understanding on the baculovirus AAV production system.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.   Please see revisions on pages 2 and 92 of the Registration Statement.

2.                                      We note your amended disclosure in response to our prior comment 6. Please clarify your disclosure to identify where in the Western world Glybera is an approved AAV gene therapy. In the alternative, please state that the FDA has not approved a gene therapy.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.   Please see revisions on pages 5 and 96 of the Registration Statement.

3.                                      We refer to our prior comment 7 and your revised disclosure on page 6. We note your product candidates and the process for administering your product candidates may cause undesirable side effects. We also note your disclosure regarding several significant side effects caused by other gene therapy treatments using non-AAV vectors. As disclosed in your prospectus, patients in the prior Phase 1 trial utilizing AAV vectors experienced hemorrhages relating to the surgical procedure of administering the treatment. Please expand your bulleted risk factor to include other several significant side effects (i.e. hemorrhages) associated with the administration of gene therapy products.

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.   Please see revisions on page 6 of the Registration Statement.

4.                                      We refer to our prior comment 10 and your amended disclosure on pages 17, 95 and 102. Please expand your disclosure to clearly state the previous problem(s) the system is intended to solve. For example, if the Clearpoint System is being used to reduce the risk of hemorrhages please revise your prospectus accordingly. In that regard, we note your disclosure in the second to last paragraph on page 101, “[n]evertheless, the stereotactic injection protocol used in the surgical procedure was modified to avoid specific blood vessels and no further hemorrhages were reported. The implementation of real-time MRI guidance in the ongoing Phase 1b clinical trial is a significant advancement in vector delivery.”

RESPONSE:  The Draft Registration Statement has been revised in response to the Staff’s comment.   Please see revisions on pages 17, 20, 97 and 105 of the Registration Statement.

5.                                      We have read your revised disclosure in response to our prior comment 24. You disclose in MD&A under research and development expense on page 82 that approximately $1 million was incurred on your behalf by third parties related to the Genzyme Collaboration. Please tell us why you are unable to disclose this amount and other expenses incurred or at least a reasonable estimate of expenses incurred under the Genzyme Collaboration. Refer to ASC 730-20-50-1b.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment. The $1.0 million disclosed in MD&A under research and development expense on page 83 of the Draft Registration Statement does not relate to costs incurred on our behalf by a third party vendor. The $1.0 million costs were “in-kind” services provided by Genzyme under the Genzyme Collaboration as described on page F-20 of the Draft Registration Statement.  These Genzyme costs do not include any costs incurred by us or by any other third party on our behalf. We have revised the disclosure on page 83 of the Registration Statement to clarify the nature of these costs.

Further to the Staff’s comment, we are unable to disclose the amount of costs related to the Genzyme Collaboration as our systems and internal control processes do not track or segregate between expenses related to programs for which Genzyme holds option rights and our other program for which Genzyme does not hold option rights. We do not have any reporting obligations to Genzyme on costs incurred under the Genzyme Collaboration. We are currently conducting research on five distinct programs, four of which Genzyme holds option rights to, including our most advanced clinical candidate. The majority of our research and development efforts relate to the programs for which Genzyme holds option rights. If Genzyme does not elect to exercise its option rights to these programs, the Company has the opportunity to continue the development efforts independently under these programs. We have revised the disclosures on page F-27 of the Registration Statement to note this.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1055.

Sincerely,

/s/ Mitchell S. Bloom

Mitchell S. Bloom

cc:                                Steven M. Paul, M.D., President and Chief Executive Officer, Voyager Therapeutics, Inc.

J. Jeffrey Goater, Senior Vice President, Finance & Business Development, Voyager Therapeutics, Inc.

Edwin M. O’Connor, Esq., Goodwin Procter LLP

Laurie A. Burlingame, Esq., Goodwin Procter LLP